UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESH HOSPITALITY, INC.

EXTENDED STAY AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Share

(Title of Class of Securities)

30224P 20 0**

(CUSIP Number)

A.J. Agarwal

The Blackstone Group LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”)

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.A-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,214,102
	9	SOLE DISPOSITIVE POWER 10,214,102
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,214,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.B-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,349,433
	9	SOLE DISPOSITIVE POWER 10,349,433
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.C-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,451,734
	9	SOLE DISPOSITIVE POWER 3,451,734
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.1-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,569,209
	9	SOLE DISPOSITIVE POWER 6,569,209
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,569,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,121,731
	9	SOLE DISPOSITIVE POWER 14,121,731
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,121,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.F-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,765,860
	9	SOLE DISPOSITIVE POWER 10,765,860
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,765,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,920
	9	SOLE DISPOSITIVE POWER 169,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,541,672
	9	SOLE DISPOSITIVE POWER 55,541,672
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,541,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,920
	9	SOLE DISPOSITIVE POWER 169,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BREA VI-ESH L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,541,672
	9	SOLE DISPOSITIVE POWER 55,541,672
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,541,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,711,592
	9	SOLE DISPOSITIVE POWER 55,711,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,711,592
	9	SOLE DISPOSITIVE POWER 55,711,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,711,592
	9	SOLE DISPOSITIVE POWER 55,711,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,711,592
	9	SOLE DISPOSITIVE POWER 55,711,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,711,592
	9	SOLE DISPOSITIVE POWER 55,711,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,711,592
	9	SOLE DISPOSITIVE POWER 55,711,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTE: Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns 167,134,774 Paired Shares and 250,303,494 Class B Shares, or 81.6% of the outstanding Paired Shares, 250,295,833 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,295,833 Class B Shares, or 55% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Paired Shares, issued by Extended Stay America, Inc., a Delaware corporation (“ESA”) and ESH Hospitality, Inc., a Delaware corporation, (“ESH REIT” and together with ESA, the “Issuers”), each having its principal executive offices located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Item 2.	Identity and Background.

(a) – (c) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) Blackstone Real Estate Partners VI.A-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(ii) Blackstone Real Estate Partners VI.B-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(iii) Blackstone Real Estate Partners VI.C-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(iv) Blackstone Real Estate Partners (AIV) VI-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(v) Blackstone Real Estate Partners VI.TE.1-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(vi) Blackstone Real Estate Partners VI.TE.2-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(vii) Blackstone Real Estate Partners VI.F-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(viii) Blackstone Real Estate Holdings VI L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(ix) Blackstone Real Estate Associates VI-ESH L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(x) BREP VI Side-by-Side GP L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(xi) BREA VI-ESH L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(xii) Blackstone Holdings III L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: Quebec, Canada

(xiii) Blackstone Holdings III GP L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(xiv) Blackstone Holdings III GP Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(xv) The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(xvi) Blackstone Group Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Place of Organization: State of Delaware

(xvii) Stephen A. Schwarzman

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: United States

The principal business address of each of the Reporting Persons is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of each of Blackstone Real Estate Partners VI.A-ESH L.P., Blackstone Real Estate Partners VI.B-ESH L.P., Blackstone Real Estate Partners VI.C-ESH L.P., Blackstone Real Estate Partners (AIV) VI-ESH L.P., Blackstone Real Estate Partners VI.TE.1-ESH L.P., Blackstone Real Estate Partners VI.TE.2-ESH L.P. and Blackstone Real Estate Partners VI.F-ESH L.P. (together with Blackstone Real Estate Holdings VI L.P., the “Partnerships”) is investing in securities of the Issuers. The principal business of Blackstone Real Estate Holdings VI L.P. consists of making various real estate-related investments.

The principal business of Blackstone Real Estate Associates VI-ESH L.P. is performing the functions of, and serving as, the general partner of the Partnerships (other than Blackstone Real Estate Holdings VI L.P.) and other affiliated Blackstone entities. The principal business of BREP VI Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings VI L.P. and other affiliated Blackstone entities.

The principal business of BREA VI-ESH L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates VI-ESH L.P. and other affiliated Blackstone entities.

The managing member of BREA VI-ESH L.L.C. and sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings III GP Management L.L.C., and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for place of organization or citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the transactions described below, the Sponsors (as defined below) and certain existing and former members of the board of managers of ESH Hospitality Holdings LLC (“Holdings”) and employees of ESA Management LLC (such board members and employees, “Management Holders”) owned Holdings, which owned all of ESH REIT’s common equity. The Sponsors owned an approximately 97.5% interest in Holdings and the remaining interests were owned by Management Holders. Pursuant to restructuring and reorganization transactions by which ESA was formed prior to the initial public offering (the “IPO”) of the Paired Shares on November 18, 2013, Holdings liquidated and distributed to the Sponsors and Management Holders substantially all of the common stock of ESH REIT; the common stock of ESH REIT was recapitalized into two classes of common stock: Class A common stock and Class B common stock; the shareholders of ESH REIT (Holdings and the former holders of common interests in Holdings) contributed to ESA all of the Class A common stock of ESH REIT in exchange for common stock of the ESA; 100% of the common stock of ESA and all of the Class B common stock of ESH REIT were paired, forming the Paired Shares; and ESA acquired ESH Hospitality Strategies LLC in exchange for voting preferred stock of ESA. As a result of these transactions, the Partnerships held 55,711,592 Paired Shares and 7,035 shares of voting Series A Preferred Stock of ESA.

References to and descriptions of the pre-IPO transactions described above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the “Pre-IPO Transactions” section of the Issuers’ Final Prospectus filed November 13, 2013, pages 66-67. The “Pre-IPO Transactions” section is included in this report as Exhibit B hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Pair Shares held by the Partnerships were acquired as described in Item 3. The Partnerships currently hold such shares for investment purposes, subject to the following:

Stockholders’ Agreement

ESA, ESH REIT and the Sponsors (the Sponsors, together with the Reporting Persons signatory thereto and the Issuers, the “Parties”) entered into a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”), on the terms described below.

Representation.

The Parties agreed that the board of directors of ESA would be composed of five directors and the board of ESH REIT (each, a “Board”) would be composed of seven directors, with each Sponsor Group having the right to nominate one director to each Board for so long as such Sponsor Group owns at least 5% of the outstanding Paired Shares. During this time, each Sponsor Group would also have the right to designate the members of ESA’s and ESH REIT’s audit committee, compensation and nominating and corporate governance committee (or committee similar to any of the foregoing). ESA and each

Sponsor Group has also entered into a voting agreement obligating each Sponsor Group to vote its Paired Shares for the other Sponsor Group’s nominees to each of the Boards and ESA to vote its Class A Common Stock for each Sponsor Group’s nominee. The Sponsors would jointly nominate an additional director to achieve majority control of each Board, which designee, to the extent not an executive officer of ESA or ESH REIT, as the case may be, and otherwise practicable, shall satisfy the requirements to qualify as an independent director. Three additional directors shall be nominated by each Board and shall be independent directors to the extent necessary to allow the Issuers to satisfy all obligations in respect of legal and regulatory requirements that it have independent directors. The Sponsors’ right to jointly nominate such directors will fall away if the Sponsors’ ownership falls below 50% of the outstanding Paired Shares, not counting any of the Paired Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

Governance Rights.

ESA and ESH REIT agreed that for so long as the Sponsors hold at least 40% of the outstanding Paired Shares, the following matters may not be carried out by ESA or ESH REIT, as the case may be, without the prior written consent of a majority of the Paired Shares held by the Sponsors at the time of such consent: (i) increasing or decreasing the size of the Board of ESA or ESH REIT, (ii) establishing committees of the Board of ESA or ESH REIT, (iii) any amendment of ESA’s or ESH REIT’s charter to remove the provision providing that ESA or ESH REIT will have no expectation or entitlement with regard to corporate opportunities that come to designated directors of the Sponsor Groups, (iv) any determination to unpair the Paired Shares or (v) any decision not to seek to continue to qualify as a REIT.

Each Sponsor Group will individually lose its consent rights if its ownership falls below 5% of the outstanding Paired Shares, but consent rights will remain for the other Sponsor Groups so long as the Sponsors Groups’ collective ownership is at least 40% of the outstanding Paired Shares, not counting any of the Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

Registration Rights Agreement

ESA, ESH REIT and the Sponsors entered into a Registration Rights Agreement, dated as of November 18, 2013 (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Sponsors have the right to require the ESA and ESH REIT to register all or any portion of their Paired Shares under the Securities Act on Form S-1 or Form S-3. Each Sponsor Group is entitled to request up to two registrations on Form S-1 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations on Form S-3 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $100 million), including underwritten offerings. In addition, if ESA and ESH REIT propose to file a registration statement in connection with a public offering of Paired Shares (including pursuant to a demand registration statement initiated by a Sponsor Group), the Sponsor Groups will be entitled to piggyback registration rights pursuant to which

ESA and ESH REIT will be required to include in such registration such number of Paired Shares as they may request. These registration rights will also be subject to cutbacks, priorities and other limitations.

The Registration Rights Agreement also provides that the ESA and ESH REIT will pay all expenses relating to such registrations and indemnify the Sponsors against certain liabilities which may arise under the Securities Act.

“Sponsors” means the following:

Centerbridge Entities

Centerbridge Credit Partners, L.P.

Centerbridge Credit Partners TE Intermediate I, L.P.

Centerbridge Credit Partners General Partner, L.P.

Centerbridge Credit GP Investors, L.L.C.

Centerbridge Credit Partners Offshore Intermediate III, L.P.

Centerbridge Credit Partners Offshore General Partner, L.P.

Centerbridge Credit Offshore GP Investors, L.L.C.

Centerbridge Capital Partners AIV VI-A, L.P.

Centerbridge Capital Partners AIV VI-B, L.P.

Centerbridge Capital Partners Strategic AIV I, L.P.

Centerbridge Capital Partners SBS, L.P.

Centerbridge Associates, L.P.

Centerbridge GP Investors, LLC

Paulson Entities

ESA Recovery Acquisition, LLC

Paulson Advantage, L.P.

Paulson Advantage II L.P.

Paulson Advantage Ltd.

Paulson Advantage Plus, L.P.

Paulson Advantage Plus II L.P.

Paulson Advantage Plus PEQ1 Ltd

Paulson Advantage Plus II Ltd.

Paulson Credit Opportunities, L.P.

Paulson Credit Opportunities IV L.P.

Paulson Credit Opportunities PEQ1 Ltd.

Paulson Credit Opportunities II PEQ1 Ltd.

Paulson Credit Opportunities IV Ltd.

Paulson Recovery Fund, LP

Paulson Recovery Fund II LP

Paulson Recovery PEQ1 Ltd.

Paulson Recovery II Fund Ltd.

Paulson International Ltd.

Paulson Enhanced Ltd.

PCO EN LLC

PCO PP LLC

Blackstone Entities

Blackstone Real Estate Partners VI.A-ESH L.P.

Blackstone Real Estate Partners VI.B-ESH L.P.

Blackstone Real Estate Partners VI.C-ESH L.P.

Blackstone Real Estate Partners (AIV) VI-ESH L.P.

Blackstone Real Estate Partners VI.TE.1-ESH L.P.

Blackstone Real Estate Partners VI.TE.2.ESH L.P.

Blackstone Real Estate Partners VI.F-ESH L.P.

Blackstone Real Estate Holdings VI L.P.

Each of Centerbridge Entities, Paulson Entities and Blackstone Entities shall be referred to as a “Sponsor Group”.

Proposed Secondary Offering

On June 10, 2014, the Issuers filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totalling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ over-allotment option. There is no assurance that the sales contemplated by the registration statement will be completed or, if completed, that the number of Paired Shares sold by any of the Sponsors, or the Sponsors in aggregate, will not be greater or fewer than is currently contemplated.

References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights Agreement, which have been filed as Exhibits C and D, respectively, hereto and incorporated by reference herein.

A.J. Agarwal, an employee of affiliates of the Reporting Persons, was appointed by Blackstone to serve as a director of Extended Stay America, Inc. and Kevin Dinnie, an employee of affiliates of the Reporting Persons, was appointed by Blackstone to serve as a director of ESH Hospitality, Inc., and in such capacities each may have influence over the corporate activities of the Issuers, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review on a continuing basis the investments in the Issuers by the Partnerships and Blackstone Real Estate Partners VI.G-ESH L.P. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuers’ securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuers (which may include rights or securities exercisable or convertible into securities of the Issuers) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuers’ securities, subsequent developments affecting the Issuers, the Issuers’ business and the Issuers’ prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuers with respect to the business and affairs of the Issuers.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4, and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 204,715,903 Paired Shares outstanding, which is the number of Paired Shares outstanding as of June 10, 2014 as reported by the Issuers’ stock registrar.

The aggregate number and percentage of the Paired Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Paired Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Such amount excludes shares subject to the Stockholders’ Agreement held by the other Sponsors and ESA as described in Item 6 of this Schedule 13D, which Item is incorporated by reference herein.

As of the date hereof, 10,214,102 Paired Shares are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 10,349,433 Paired Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 3,451,734 Paired Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 69,603 Paired Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; 6,569,209 Paired Shares are directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P.; 14,121,731 Paired Shares are directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P.; 10,765,860 Paired Shares are directly held by Blackstone Real Estate Partners VI.F-ESH L.P. and 169,920 Paired Shares are directly held by Blackstone Real Estate Holdings VI L.P.

In addition, as of the date hereof, 1,290 shares of Series A Preferred Stock of ESA (“Series A Preferred Shares”) are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 1,307 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 436 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 9 Series A Preferred Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; 829 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P.; 1,783 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P.; 1,359 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.G-ESH L.P. and 21 Series A Preferred Shares are directly held by Blackstone Real Estate Holdings VI L.P.

The general partner of each of the Partnerships (other than Blackstone Real Estate Holdings VI L.P.) and Blackstone Real Estate Partners VI.G-ESH L.P. is Blackstone Real Estate Associates VI-ESH L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C.

The general partner of Blackstone Real Estate Associates VI-ESH L.P. is BREA VI-ESH L.L.C. The managing member of BREA VI-ESH L.L.C. and sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Partnerships, to the extent of it directly holds Paired Shares reported on this Schedule 13D) is the beneficial owner of the Paired Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 3, Item 4 and this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Paired Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of the date of this Schedule 13D, other than as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuers, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 and Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated February 14, 2014, among the Reporting Persons (filed as Exhibit A to the Reporting Persons’ Statement on Schedule 13D filed February 14, 2014, and incorporated herein by reference).

Exhibit B	“Pre-IPO Transactions” section of the Issuers’ Final Prospectus filed November 13, 2013, pages 66-67.

Exhibit C	Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsor Shareholders (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuers’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

Exhibit D	Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuers’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2014

Blackstone Real Estate Partners VI.A-ESH L.P.
	By:	Blackstone Real Estate Associates VI-ESH L.P., its general partner
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Partners VI.B-ESH L.P.
	By:	Blackstone Real Estate Associates VI-ESH L.P., its general partner
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Partners VI.C-ESH L.P.
	By:	Blackstone Real Estate Associates VI-ESH L.P., its general partner
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Partners (AIV) VI-ESH L.P.
	By:	Blackstone Real Estate Associates VI-ESH L.P., its general partner
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Partners VI.TE.1-ESH L.P.
	By:	Blackstone Real Estate Associates VI-ESH L.P., its general partner
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Partners VI.TE.2-ESH L.P.
	By:	Blackstone Real Estate Associates VI-ESH L.P., its general partner
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Partners VI.F-ESH L.P.
	By:	Blackstone Real Estate Associates VI-ESH L.P., its general partner
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Holdings VI L.P.
	By:	BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Real Estate Associates VI-ESH L.P.
	By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BREP VI Side-by-Side GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BREA VI-ESH L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
	By:	Blackstone Holdings III GP L.P., its general partner
	By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
	By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
	By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated February 14, 2014, among the Reporting Persons (filed as Exhibit A to the Reporting Persons’ Statement on Schedule 13D filed February 14, 2014, and incorporated herein by reference).

Exhibit B	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.

Exhibit C	Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsor Shareholders (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuers’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

Exhibit D	Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuers’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).